Cimarex Energy Co.

1700 Lincoln Street, Suite 3700

Denver, Colorado 80203-4537

Phone 303-295-3995

Fax 303-295-3494

September 11, 2015

Sent Via EDGAR

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

cc.   Lily Dang

Re:	Cimarex Energy Co.
Form 10-K for the Fiscal Year Ended December 31, 2014, Filed February 25, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 2015, Filed August 5, 2015
File No. 1-31446

Dear Mr. Skinner:

Set forth below are the responses of Cimarex Energy Co. (“Cimarex,” the “Company,” “we,” “its,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (“the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated August 27, 2015, regarding the above referenced filings.  For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Cimarex acknowledges that:

•                  Cimarex is responsible for the adequacy and accuracy of disclosure in its filings;

•                  SEC Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT/RESPONSE

Form 10-Q for the Quarter Ended June 30, 2015

Management’s Discussion and Analysis, page 16

Operating Costs and Expenses, page 18

Comment:

1.              We note your response to prior comment 1, including your disclosure on page 18 that at June 30, 2015, holding all other components of the calculation constant and only adjusting commodity prices to amounts based on average prices for the first seven months of 2015…, the pre-tax ceiling impairment would have increased to $2.5 billion.

Please note that the intent of prior comment 1 was not to solicit disclosure of a hypothetical impairment amount for a historical quarter for which an actual impairment amount has already been determined.  Rather, the intent was to have you quantify the reasonably possible near term impact of ceiling test impairment, e.g. for the upcoming quarter.  For example, when preparing your Form 10-Q for the second quarter of 2015, the additional history of market prices after June 2015 would appear to provide a reasonable basis to quantify the reasonably possible impact of impairment for the third quarter of 2015.  To the extent that prices in future periods result in the expectation of future impairment charges, revise your disclosure to quantify the reasonably possible impact of such charges.

Response:

We appreciate the Staff’s further clarification to its perspective in the response to Comment 1.  However, we do not believe it is reasonably possible to quantify future impacts on the ceiling test because of unknown future changes in commodity prices, incremental proved reserves that may be added each period, revisions to previous reserve estimates, capital expenditures, operating costs, and all related tax effects. Individually, the future variability of each of these attributes cannot be reasonably predicted.  As a group, the interrelationship of changes among these components, including changes in commodity prices, are not consistent, preventing the ability to define the degree of correlation with each change.  We believe attempts to quantify future impairments would be speculative and is not quantitative information that is reasonably available as contemplated by Section 501.14 of the Codification of Financial Reporting Policies.  We also believe such speculative disclosure exposes the Company to potential claims if future impairments are materially different.  However, in order to clarify the potential near-term effects of different oil and natural gas prices on our ceiling test limitation as of the most recent reporting date, we propose to include additional disclosure in our future quarterly and annual reports when applicable.  We have seen similar disclosure in response to Staff comments that appear to have been resolved. These additional disclosures will be applicable in periods that we expect to incur future ceiling test impairments as a result of changes in commodity prices.  The disclosures will provide the estimated effects utilizing prices based on a 12-month simple average, which will include additional history of oil and natural gas prices after the end of the reporting period.  The 12-month average will include prices available for the nine months preceding the reporting date and prices reasonably available after the end of the reporting period.  The prices available for the most recent month after the end of the reporting period will be held constant to complete the remaining period(s) of the 12-month average.

For example, if applicable, we propose to expand our disclosure for the period ended September 30, 2015 as follows:

“Commodity prices used in the ceiling calculation, based on the required trailing twelve-month average, were $[  ] per Mcf of gas and $[ ] per barrel of oil.  If the commodity prices had been calculated based on a 12-month simple average of the commodity prices on the first day of the month for the ten months ended October 2015 and the prices for October 2015 were used for the remaining two months in the 12-month average, the price would average $[  ] per Mcf of gas and $[  ] per barrel of oil.   Based solely on these lower prices and holding all other factors constant, our pre-tax ceiling test impairment would have been approximately $[  ]. This would have increased the third quarter impairment approximately $[  ]. This calculation of the impact of lower commodity prices is prepared based on the presumption that all other inputs and assumptions are held constant with the exception of oil and natural gas prices.  Therefore, this calculation strictly isolates the potential impact of commodity prices on our ceiling test limitation and proved reserves.   An amount of any future write-downs or impairment is difficult to reasonably predict, and will depend upon not only commodity prices but also other factors that include, but are not limited to, incremental proved reserves that may be added each period, revisions to previous reserve estimates, capital expenditures, operating costs, and all related tax effects.  There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in subsequent periods and the estimate described in this paragraph should not be construed as indicative or our development plans or future results.”

We appreciate your input and have considered your comments in great detail.  Should you have any questions regarding these responses or would like to arrange a telephone conference to discuss our responses, please do not hesitate to contact me at (303) 285-4968.  Thank you for your consideration.

Sincerely,

CIMAREX ENERGY CO.

By:	/s/ Francis Barron
Francis Barron
Senior Vice President-General Counsel, Secretary